UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Vermont Pure Holdings, Ltd.

Full Name of Registrant

Former Name if Applicable
1050 Buckingham St.

Address of Principal Executive Office (Street and Number)
Watertown, CT 06795

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Annually, we conduct an assessment of our goodwill in conjunction with the preparation of our financial statements. We have completed step 1 of this analysis for fiscal year 2006 and impairment (a non-cash charge) has been indicated. We are in the process of carrying out the step 2 process of the assessment, but cannot complete this by our filing date without unreasonable effort and expense. We expect to have this analysis completed no later than the extended due date permitted by this filing.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bruce S. MacDonald	802	860-1126

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Impairment charges, which are non-cash charges, are considered part of results of operations. Without regard to any impairment charge, we currently expect our results of operations for fiscal year 2006 to compare favorably to the corresponding results for the prior fiscal year. Step 1 of the goodwill assessment has yielded an indication of a value of impairment that will not significantly change those results. However, while we do not yet know what step 2 will indicate for an impairment value, it is possible that step 2 will yield a valuation and resulting charge that could affect results of operations materially compared to the prior year’s results of operations.

Vermont Pure Holdings, Ltd

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 29, 2006	By /s/ Bruce S. MacDonald
Bruce S. MacDonald,
Chief Financial Officer and Principal Accounting Officer